[redacted]

SECUR 14045632 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
8-52275

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jane Street Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 New York Plaza
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marie Harrison 212-651-6069
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) New York (State) 10036 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2014 WASH. D.C. 191

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, Richard Emmet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jane Street Capital, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Vickiana Arias
Notary Public, State of New York
No. 01AR6283348
Qualified in New York County
Commission Expires April 06, 20 17

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition

Jane Street Capital, LLC
December 31, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

EY
Building a better working world

Jane Street Capital, LLC

Consolidated Statement of Financial Condition

December 31, 2013

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

To the Member of
Jane Street Capital, LLC

We have audited the accompanying consolidated statement of financial condition of Jane Street Capital, LLC and Subsidiary (the "Company") as of December 31, 2013, and the related notes to the consolidated statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY
Building a better working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Jane Street Capital, LLC and Subsidiary at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 24, 2014

Jane Street Capital, LLC

Consolidated Statement of Financial Condition

December 31, 2013

Assets	
Cash	$ 11,198,849
Securities and other financial instruments owned, at fair value:	
Equities	3,881,925,803
Options	13,444,111
Corporate bonds	57,119,323
Municipal bonds	5,564,531
Government bonds	3,302,718
Foreign sovereign bonds	14,097,055
Total	3,975,453,541
Due from brokers	202,458,257
Due from affiliates	39,828,105
Fixed assets (net of accumulated depreciation of $32,800,068)	23,179,363
Other assets	5,550,976
Total assets	$ 4,257,669,091
Liabilities and member's equity	
Liabilities:	
Securities and other financial instruments sold, not yet purchased, at fair value:	
Equities	$ 2,890,775,689
Options	224,197,828
Corporate bonds	128,131,668
Government bonds	1,650,857
Foreign sovereign bonds	31,379,382
Total	3,276,135,424
Due to brokers	73,839,994
Due to Parent	12,319,577
Accrued expenses and other liabilities	8,962,671
Total liabilities	3,371,257,666
Member's equity	886,411,425
Total liabilities and member's equity	$ 4,257,669,091

See accompanying notes.

Jane Street Capital, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2013

1. Nature of Operations

Jane Street Capital, LLC ("JSC"), a Delaware limited liability company, is a wholly-owned subsidiary of Jane Street Holding, LLC (the "Parent"). JSC is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the BATS Y-Exchange, Inc., BATS Z-Exchange, Inc., Chicago Board Options Exchange, Inc. ("CBOE"), CBOE Stock Exchange, CBOE Futures Exchange, LLC, Commodity Exchange, Inc., Chicago Mercantile Exchange, Inc., NYSE Arca, Inc., NYSE Liffe U.S., LLC, Municipal Securities Rulemaking Board, New York Stock Exchange, LLC, NYSE Amex Options, EDGA Exchange, Inc., and EDGX Exchange, Inc. JSC trades for its own account and is a market-maker on the CBOE, NYSE Arca, Inc., and NYSE Liffe U.S., LLC. JSCC Limited ("JSCC"), JSC's wholly-owned subsidiary, is an unregulated firm incorporated in the Cayman Islands.

2. Summary of Significant Accounting Policies

Basis of Presentation

This consolidated financial statement includes the accounts of JSC and JSCC (collectively referred to herein as the "Company"). All intercompany transactions and balances have been eliminated in consolidation.

This consolidated financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of this consolidated financial statement requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of this consolidated financial statement. Actual amounts could differ from these estimates.

Cash

The Company at times may maintain cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on such accounts.

2. Summary of Significant Accounting Policies (continued)

Securities and Other Financial Instruments Owned and Securities and Other Financial Instruments Sold, Not Yet Purchased, at Fair Value

Generally, equity securities owned and equity securities sold, not yet purchased traded on a national securities exchange are valued at the last reported sales price at December 31, 2013. Those American Depository Receipts ("ADRs") which are included in equity securities owned and equity securities sold, not yet purchased, and are readily convertible into the underlying equity security and are traded on the OTC market are valued as of the last available public sale price on the exchange of the underlying equity security. Furthermore, listed ADRs and the underlying equity security are valued as of the last available ADR price on the exchange.

Domestic options owned and domestic options sold, not yet purchased, are valued using the Options Clearing Corporation prices at December 31, 2013. These prices primarily fall within the parameters of the bid and ask prices on the exchange. All other options are priced using last traded exchange prices at December 31, 2013.

Debt securities, including corporate bonds, municipal bonds, government bonds, and foreign sovereign bonds, are valued using an independent pricing source at December 31, 2013. These prices generally fall within the average parameters of bid and ask prices of broker-dealers who make markets in those securities.

Securities and other financial instruments owned and Securities and other financial instruments sold, not yet purchased, in the Consolidated Statement of Financial Condition, are net by CUSIP and by clearing broker.

Contracts for differences ("CFDs") are included in Due from brokers in the Consolidated Statement of Financial Condition and are valued based on the last reported sales price of the underlying financial instruments at December 31, 2013.

Futures contracts traded on a national securities exchange are included in Due to and from brokers in the Consolidated Statement of Financial Condition and are valued at the last reported sales price at December 31, 2013.

2. Summary of Significant Accounting Policies (continued)

Forward foreign currency contracts are included in Due from brokers in the Consolidated Statement of Financial Condition and are marked-to-market daily using foreign exchange rates which are derived from observable input rates from a select subset of price contributors for the New York region.

In carrying out its valuation responsibilities, the Company has considered the availability and quality of external market information to provide justification and rationale for its fair value estimates.

The Company records transactions in securities and the related revenues and expenses on a trade date basis. All resulting realized and unrealized gains and losses are reflected in Member's equity.

Dividend income on equities owned and dividend expense on equities sold, not yet purchased are recorded on the ex-dividend date.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Both purchases and sales of securities and revenue and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on financial instruments from fluctuations arising from changes in market prices of financial instruments held.

Income Taxes

The Company is a single member limited liability company and a disregarded entity for U.S. tax purposes; therefore, no provision has been made in the accompanying consolidated financial statement for U.S. federal, state, or city income taxes.

2. Summary of Significant Accounting Policies (continued)

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in Member's equity. The Company has not accrued any amounts related to income tax positions and related uncertainties.

Fixed Assets

Furniture, equipment, software, and leasehold improvements are carried at cost net of accumulated depreciation and amortization. Depreciation is provided by the straight line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight line basis over the lease term.

Fixed assets consist of the following:

	Depreciable Life in Years	At December 31, 2013
Leasehold improvements	Life of lease*	$ 17,589,228
Furniture	7	1,283,408
Equipment	5	34,496,155
Software	3	2,610,640
Total fixed assets		55,979,431
Less accumulated depreciation and amortization		32,800,068
Net fixed assets		$ 23,179,363

*See Note 9

3. Fair Value of Financial Instruments

Accounting Standards Codification ("ASC") 820 provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not any specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level in that hierarchy.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Includes inputs that are quoted prices in active markets for identical assets or liabilities the company has the ability to access.

Level 2: Includes inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

Level 3: Includes significant unobservable inputs for the asset or liability and relies on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the company's own data.

3. Fair Value of Financial Instruments (continued)

The following tables set forth the Company's securities and other financial instruments by level within the fair value hierarchy as of December 31, 2013:

	Fair Value Hierarchy		
	Level 1	Level 2	Total
Securities and other financial instruments owned:			
Equities:			
Basic materials	$ 130,970,511	$ 43,993,084	$ 174,963,595
Communications	228,408,826	137,481,196	365,890,022
Consumer, cyclical	103,734,509	43,097,425	146,831,934
Consumer, non-cyclical	242,491,977	124,673,653	367,165,630
Diversified	2,032,282	437,656	2,469,938
Energy	283,776,703	89,519,744	373,296,447
Financial	179,940,566	199,915,924	379,856,490
Funds	1,375,380,720	108,105,562	1,483,486,282
Government	25,102	-	25,102
Industrial	153,618,069	66,709,103	220,327,172
Technology	261,108,704	50,910,793	312,019,497
Utilities	44,238,863	11,354,831	55,593,694
Total Equities	3,005,726,832	876,198,971	3,881,925,803
Options:			
Commodities	-	30,378	30,378
Communications	-	1,955	1,955
Funds	7,753,076	5,657,705	13,410,781
Technology	-	997	997
Total Options	7,753,076	5,691,035	13,444,111
Corporate bonds	-	57,119,323	57,119,323
Municipal bonds	-	5,564,531	5,564,531
Government bonds	3,302,718	-	3,302,718
Foreign sovereign bonds	14,097,055	-	14,097,055
Total Securities and other financial instruments owned	$ 3,030,879,681	$ 944,573,860	$ 3,975,453,541

3. Fair Value of Financial Instruments (continued)

	Level 1	Level 2	Total
Derivative assets:			
Futures contracts included in Due to/from brokers	$ -	$ 5,366,846	$ 5,366,846
CFDs included in Due from brokers	-	434,905	434,905
Forward contracts included in Due from brokers	-	1,115,436	1,115,436
Total derivative assets	$ -	$ 6,917,187	$ 6,917,187

	Fair Value Hierarchy		
	Level 1	Level 2	Total
Securities and other financial instruments sold, not yet purchased:			
Equities:			
Basic materials	$ 102,141,883	$ 62,999,122	$ 165,141,005
Communications	203,828,208	51,149,034	254,977,242
Consumer, cyclical	126,183,921	1,478,755	127,662,676
Consumer, non-cyclical	260,619,836	83,569,089	344,188,925
Diversified	808,250	1,116	809,366
Energy	161,244,914	92,200,730	253,445,644
Financial	314,030,740	28,085,372	342,116,112
Funds	1,111,398,112	1,759,478	1,113,157,590
Industrial	119,819,082	23,396,021	143,215,103
Technology	73,820,826	21,449,385	95,270,211
Utilities	33,449,891	17,341,924	50,791,815
Total Equities	2,507,345,663	383,430,026	2,890,775,689
Options:			
Funds	190,699,236	33,498,592	224,197,828
Total Options	190,699,236	33,498,592	224,197,828
Corporate bonds	-	128,131,668	128,131,668
Government bonds	1,650,857	-	1,650,857
Foreign sovereign bonds	29,953,779	1,425,603	31,379,382
Total Securities and other financial instruments sold, not yet purchased	$ 2,729,649,535	$ 546,485,889	$ 3,276,135,424

3. Fair Value of Financial Instruments (continued)

	Level 1	Level 2	Total
Derivative liabilities:			
Futures contracts included in Due to/from brokers	$ -	$ 20,788,519	$ 20,788,519
CFDs included in Due from brokers	-	1,016,459	1,016,459
Forward contracts included in Due from brokers	-	768,976	768,976
Total derivative liabilities	$ -	$ 22,573,954	$ 22,573,954

During the year ended December 31, 2013, there were no securities or other financial instruments classified as Level 3.

There were no significant transfers between the Level 1 and Level 2 categories during the year ended December 31, 2013.

4. Due To and From Brokers and Concentration of Credit Risk

The clearing and depository operations for the Company's securities transactions are provided by nine brokers. At December 31, 2013, the amounts reflected in Due to and from brokers in the Consolidated Statement of Financial Condition are primarily from seven brokers.

Amounts Due to and from brokers in the Consolidated Statement of Financial Condition include net amounts payable and receivable for securities transactions that have not settled, and unrealized appreciation or depreciation from financial instruments and foreign currency translation. Amounts due to and from the same broker have been offset where the right of offset exists.

Substantially all securities held at the brokers serve as collateral for the amounts due to the relevant broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral. Additionally, securities and other financial instruments owned and securities and other financial instruments sold, not yet purchased, are generally subject to margin requirements.

4. Due To and From Brokers and Concentration of Credit Risk (continued)

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risk in excess of that presented in the Consolidated Statement of Financial Condition (see Note 7).

The Company maintains accounts with financial institutions. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded such accounts. The Company has not experienced any such loss.

5. Intercompany and Related Party Transactions

The Parent pays for payroll and certain operating expenses on behalf of the Company. The total net expense allocated from the Parent for the year ended December 31, 2013 is $131,489,319. The amount reflected as Due to Parent in the Consolidated Statement of Financial Condition is primarily comprised of the unreimbursed portion of this expense.

Additionally, the Company pays certain operating expenses on behalf of some of its affiliates. These expenses may include, among others, rent and market data and trading software. The Company also allocates to some of its affiliates certain costs related to the use of the Company's fixed assets. The total net amount allocated to affiliates for the year ended December 31, 2013 is $13,270,157. This amount is a component of the Due from affiliates balance in the Consolidated Statement of Financial Condition.

In addition to the foregoing, the Company, along with its affiliates, may execute intercompany securities transactions as a means of effecting position transfers between the entities involved. These positions are transferred at fair value.

Separate from the above, an affiliate provides the Company with sponsored access to the NASDAQ exchanges to facilitate the Company's trading thereon. This affiliate also periodically serves as the Company's agent for purposes of executing over-the-counter transactions in equity securities with unaffiliated, third-party broker-dealers. Fees associated with sponsored access and over-the-counter transactions were $636,034 and $739,921, respectively, for the year ended December 31, 2013. These amounts are netted in the Due from affiliates balance in the Consolidated Statement of Financial Condition.

JSC indemnifies and guarantees JSCC against failure to pay in full or perform all or part of the obligations to one of its clearing brokers. Payments that the Company could be required to make

5. Intercompany and Related Party Transactions (continued)

under these indemnifications cannot be estimated; however, significant payments under this arrangement are considered unlikely. Accordingly, there are no payments required and no contingent liabilities recorded in the Consolidated Statement of Financial Condition related to this arrangement at December 31, 2013.

Additionally, a Revolving Note and Cash Subordination Agreement between the Parent and the Company defines specific terms and conditions under which, from time to time, the Parent may lend the Company various dollar amounts. To date, the Company has not borrowed any funds from the Parent under this agreement.

6. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission ("SEC"). The Company computes its net capital under the basic method permitted by the rule, which requires that the minimum net capital be equal to the greater of $100,000, 6-2/3% of aggregate indebtedness, or an amount based on market-maker activity, as defined. At December 31, 2013, the Company had net capital of $420,376,997, which exceeded the requirement of $1,418,817 by $418,958,180.

The Company applies judgment in interpreting certain provisions of the Uniform Net Capital Rule. Those interpretations, which are reviewed periodically by the Financial Industry Regulatory Authority and the SEC, can have a significant impact on the Company's computed net capital. Management believes its interpretations are appropriate.

The Company's equity withdrawals are subject to certain provisions of the net capital rule of the SEC and other regulatory bodies.

7. Derivative Financial Instruments

The Company's activities may include the purchase and sale of CFDs, options, futures, forward currency contracts, and other similar derivatives. These contracts involve elements of market risk in excess of the amounts recognized in the Consolidated Statement of Financial Condition, in part because of the additional complexity and potential for leverage. These financial instruments

7. Derivative Financial Instruments (continued)

are used for trading purposes and for managing risks associated with the portfolio of securities. All derivative positions are reported in the accompanying Consolidated Statement of Financial Condition at fair value and any change in value is reflected in Member's equity.

A CFD is an equity derivative contract that bases its value on the price of a stock index or common stock, without investing in the underlying physical share. As such, the Company has no rights or obligations relating to the underlying share. The CFD is a contract between two parties to exchange, at the close of the contract, the difference between the reset price and the closing price of the contract, multiplied by the number of shares specified within the contract.

Management believes that risks associated with derivatives are minimized through its hedging strategies. However, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the financial instruments, interest rates and the underlying assets.

Derivatives may create credit risk, as well as legal, operational, reputational, and other risks beyond those associated with the direct purchase or sale of the underlying securities to which their values are related.

The Company may purchase and sell options on securities, currencies, and commodities on national and international exchanges and over-the-counter markets. Options may be cash settled, settled by physical delivery or by entering into a closing transaction. In entering into a closing purchase transaction, the Company may be subject to the risk of loss to the extent that the premium paid for entering into such closing purchase transaction exceeds the premium received when the option was written. In addition, the correlation between option prices and the prices of underlying financial instruments may be imperfect and the market for any particular option may be illiquid at a particular time.

The seller ("writer") of a call option which is covered (e.g., the writer has a long position in the underlying financial instrument) assumes the risk of a decline in the market price of the underlying financial instrument below the value of the underlying financial instrument less the premium received, and gives up the opportunity for gain on the underlying financial instrument above the exercise price of the option. The writer of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying financial instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying financial

7. Derivative Financial Instruments (continued)

instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying financial instrument.

The writer of a put option which is covered (e.g., the writer has a short position in the underlying financial instrument) assumes the risk of an increase in the market price of the underlying financial instrument above the sales price (in establishing the short position) of the underlying financial instrument, plus the premium received, and gives up the opportunity for gain on the underlying financial instrument below the exercise price of the option. The writer of an uncovered put option assumes the risk of a decline in the market price of the underlying financial instrument below the exercise price of the option. At December 31, 2013, the Company had a maximum payout amount of $530,550,481 related to its written put option contracts expiring between January 3, 2014 and January 15, 2016. The maximum payout would be offset by the subsequent sale of assets obtained via the execution of a payout event. The fair value of such underlying assets as of December 31, 2013 was $390,858,770. These amounts do not include the Company's hedges which are designed to substantially offset this risk. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying financial instrument, the loss on the put will be offset in whole or in part by any gain on the underlying financial instrument.

The Company trades futures contracts. Substantially all trading in futures has as its basis a contract to purchase or sell a specified quantity of a particular asset for delivery at a specified time, although certain financial instruments, such as market index futures contracts, may be settled only in cash based on the value of the underlying composite index. Futures trading involves trading in contracts for future delivery of standardized, rather than specific, lots of particular assets.

Futures prices are highly volatile. Price movements for the futures contracts which the Company may trade are influenced by, among other things, changing supply and demand relationships, government, trade, fiscal, and economic events, and changes in interest rates. Governments from time to time intervene, directly and by regulation, in certain markets, often with the intent to influence prices directly. The open positions must be marked to market daily, requiring additional margin deposits if the position reflects a loss that reduces the Company's equity below the level required to be maintained and permitting release of a portion of the deposit if the position reflects a gain that results in excess margin equity.

Forward contracts and options thereon, unlike futures contracts, are not traded on exchanges and are not standardized; rather, banks and dealers act as principals in these markets, negotiating

7. Derivative Financial Instruments (continued)

each transaction on an individual basis. Forward and cash trading is substantially unregulated; there is no limitation on daily price movements and speculative position limits are not applicable. The principals who deal in the forward markets are not required to continue to make markets in the currencies or commodities they trade and these markets can experience periods of illiquidity, sometimes of significant duration.

The fair value of derivative financial instruments as of December 31, 2013 and the volume of these financial instruments for the year ended December 31, 2013 are as follows:

	Derivative Fair Value at December 31, 2013			Volume	
Derivative	**Assets**	**Liabilities**	**Consolidated Statement of Financial Condition Line Item**	**Number of Underlying Securities**	**Number of Contracts**
Indices – Options	$ -	$ -		12,228,100	
Indices – Futures	4,467,034	20,184,810	Due to/from brokers		11,006,295
Equities – Options	13,413,733	224,197,828	Securities and other financial instruments owned; Securities and other financial instruments sold, not yet purchased	287,726,300	
Equities – CFDs	434,905	1,016,459	Due from brokers	1,187,573,996	
Equities – Rights and Warrants	147,070	1,834	Securities and other financial instruments owned; Securities and other financial instruments sold, not yet purchased		197,236,842
Equities – Futures	236,433	14,868	Due from brokers		212,277
Commodities – Options	30,378	-	Securities and other financial instruments owned	159,336,000	
Commodities – Futures	629,393	522,308	Due to/from brokers		917,931
Currencies – Options	-	-		6,232,500	
Currencies – Futures	33,986	66,533	Due from brokers		155,735
Currencies – Forwards	1,115,436	768,976	Due from brokers		150

7. Derivative Financial Instruments (continued)

In 2013 the Company adopted Accounting Standards Update 2011-11, *Disclosures about Offsetting Assets and Liabilities*. The gross amounts of assets and liabilities subject to netting and the gross amounts offset in the Consolidated Statement of Financial Condition, as required by this guidance, are as follows:

	Gross amount of recognized assets/liabilities	Gross amount offset in the Consolidated Statement of Financial Condition	Net amount of assets/liabilities presented in the Consolidated Statement of Financial Condition
Assets			
Equities:			
Rights and warrants	$ 147,070	$ (150)	$ 146,920
Other non-derivatives	-	-	3,881,778,883
Total Equities	147,070	(150)	3,881,925,803
Due from brokers*:			
Futures	5,366,846	(20,830,708)	(15,463,862)
CFDs	434,905	(1,016,459)	(581,554)
Forward contracts	1,115,436	(768,976)	346,460
Other non-derivatives	-	-	218,157,213
Total Due from brokers	6,917,187	(22,616,143)	202,458,257
Liabilities			
Equities:			
Rights and warrants	$ 1,834	$ (150)	$ 1,684
Other non-derivatives	-	-	2,890,774,005
Total Equities	1,834	-	2,890,775,689
Due to brokers*:			
Futures	20,788,519	(20,830,708)	(42,189)
CFDs	1,016,459	(1,016,459)	-
Forward contracts	768,976	(768,976)	-
Other non-derivatives	-	-	73,882,183
Total Due to brokers	22,573,954	(22,616,143)	73,839,994

*See Note 4.

8. Other Risks Related to Financial Instruments Held by the Company

Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments.

The Company is a registered market-maker. A market-maker may be called upon to make markets and provide liquidity at times of market stress. Because of these obligations, the Company's risk, at a time of large, volatile moves may be greater than that suggested by the positions in the Company's Consolidated Statement of Financial Condition.

Currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments.

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive financial instruments will increase or decrease because of changes in interest rates. Generally the value of these instruments will change inversely with changes in interest rates. As interest rates rise, the fair value of these instruments tends to decrease. Conversely, as interest rates fall, the fair value of these instruments tends to increase. This risk is generally greater for long-term securities than for short-term securities.

Credit risk represents the potential loss that would occur if counterparties fail to perform payment obligations. The Company is subject to credit risk to the extent a counterparty is unable to fulfill contractual obligations. Certain of the Company's master agreements governing derivatives (the "ISDA Agreements") contain provisions that specify levels for the Company's equity, capital or net assets, among other covenants. Depending on the ISDA Agreement, the failure of the Company to maintain these levels may give the counterparties a right to either terminate and demand payment of the net amount owing on, or increase the collateral amount of, the derivative contracts with respect to the net liability position, if any.

8. Other Risks Related to Financial Instruments Held by the Company (continued)

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including the inability to sell financial instruments quickly or at close to fair value.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a short squeeze can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Borrowings are usually from securities brokers and dealers and are typically secured by the Company's securities and other assets. Under certain circumstances, such a broker-dealer may demand an increase in the collateral that secures the Company's obligations and if the Company is unable to provide additional collateral, the broker-dealer could liquidate assets held in the account to satisfy the Company's obligations to the broker-dealer. Liquidation in that manner could have adverse consequences. In addition, the amount of the Company's borrowings and the interest rates on those borrowings, which will fluctuate, could have a significant effect on the Company's profitability.

While the use of certain forms of leverage including margin borrowing, reverse repurchase agreements, structured products or derivative instruments can substantially improve the return on invested capital, such use may also increase the adverse impact to which the portfolio of the Company may be subject.

Currencies, securities and commodity interests, and the issuers of securities and commodity interests are affected by, among other things: changing supply and demand, interest rates, merger activities, governmental laws, regulations and enforcement activities, trade, fiscal and monetary programs and policies, and national and international political and economic developments. The effect of such factors on exchange rates, interest rates, the prices of securities and commodity interests in general, or a particular currency, security or commodity interest, is difficult to predict. In addition, there is unpredictability as to change in general economic conditions, which may affect the profitability of the Company's strategy.

8. Other Risks Related to Financial Instruments Held by the Company (continued)

The Company trades in securities of non-U.S. issuers and in other financial instruments denominated in various currencies. In addition, in order to hedge foreign currency exchange rate risks, which may arise from the purchase of such securities or other reasons incidental to the Company's business, the Company may trade foreign currencies and foreign currency-related products. These types of products entail risks in addition to those involved in securities of domestic issuers. Trading non-U.S. securities may represent a greater degree of risk than trading U.S. securities. Non-U.S. securities also may be less liquid and more volatile than U.S. securities and may involve higher transaction and custodial costs. In addition, hedging foreign currency exchange rate risk entails additional risk since there may be an imperfect correlation between the Company's portfolio holdings of securities denominated in a particular currency and the Company's portfolio holdings of currencies and foreign currency related products purchased by the Company to hedge any exchange rate risk.

The Company may effect transactions in the over-the-counter or interdealer markets. The participants in such markets are typically not subject to the same stringent level of credit evaluation as are members of exchange based markets. This exposes the Company to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem, thus causing the Company to suffer a loss. In addition, in the case of a default, the Company could become subject to adverse market movements while replacement transactions are executed. Such counterparty risk is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where the Company has concentrated its transactions with a single or small group of counterparties. The Company is not restricted from dealing with any particular counterparty or from concentrating any or all of its transactions with one counterparty. Although the Company does not have a formal internal credit function, there is a constant evaluation of the creditworthiness of its counterparties. However, the ability of the Company to transact business with any one, or a number of, counterparties may increase the potential for losses by the Company.

The Company may trade high yield bonds and preferred securities which are rated in the lower rating categories by the various credit rating agencies (or in comparable non-rated securities). Securities in the lower rating categories are subject to greater risk of loss of principal and interest than higher-rated securities and are generally considered to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. They are also generally considered to be subject to greater risk than securities with higher ratings in the case of deterioration of general economic conditions. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of such securities

8. Other Risks Related to Financial Instruments Held by the Company (continued)

may tend to fluctuate more than those for higher-rated securities. The market for lower-rated securities is thinner and less active than that for higher-rated securities, which can adversely affect the prices at which these securities can be sold. In addition, adverse publicity and investor perceptions about lower-rated securities, whether or not based on fundamental analysis, may be a contributing factor in a decrease in the value and liquidity of such lower-rated securities.

9. Commitments

At December 31, 2013, the Company is obligated under a non-cancelable operating lease for office space expiring in May 2017. This lease contains provisions for escalations based on certain costs incurred by the lessor.

At December 31, 2013, the future aggregate minimum rental commitments under the lease are as follows:

Year ending December 31:	
2014	$ 2,690,516
2015	2,476,774
2016	2,479,552
2017	1,047,272
Total future commitments	$ 8,694,114

The Company allocates rent to some of its affiliates (see Note 5).

10. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers."

11. Subsequent Events

The Company has evaluated events through the date that this consolidated financial statement was available to be issued.

Effective January 1, 2014, the Company, together with its affiliates, was party to a reorganization designed to achieve certain business and regulatory efficiencies. Pursuant to an Assignment and Assumption Agreement, the Parent assigned to Jane Street Group, LLC ("JSG"), an affiliate and separate holding company, substantially all of its assets and liabilities. Accordingly, the Company became a wholly-owned subsidiary of JSG subsequent to the reorganization. No cash consideration was transferred specific to the transaction.

The transaction was accounted for in accordance with ASC 805-50, *Transactions between entities under Common Control*, whereby all assets and liabilities were transferred at current carrying value. As such, the transaction had no impact on the reported amounts of assets and liabilities in this consolidated financial statement.

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